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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 3)


                            PICK Communications Corp.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   719569 10 5
                                   -----------
                                 (CUSIP Number)


                          -----------------------------







                                Page 1 of 4 pages
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-------------------------------                    -----------------------------
CUSIP NO.   719569 10 5                13G                 Page 2 of 4 Pages
-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON

           Diego Leiva
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]
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   3       SEC USE ONLY

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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    9,598,609 shares of Common Stock
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       4,290,000 shares of Common Stock
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    9,598,609 shares of Common Stock

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    4,290,000 shares of Common Stock


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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,888,609 (See item 4).
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           35.6%
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   12      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------
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                                                                  Page 3 of 4

Item  1(a).   Name of Issuer: PICK Communications Corp.

Item  1(b).   Address of Issuer's Principal Executive Offices:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey 07470

Item  2(a).   Name of Person Filing: Diego Leiva

Item  2(b).   Address of Principal Business Office or, if None, Residence:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey  07470

Item  2(c).   Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, par value $.001 per share (the "Shares")

Item  2(e).   CUSIP Number: 719569  10  5
              ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Inapplicable

Item 4.  Ownership:

     (a) Amount Beneficially Owned:13,888,609 shares of Common Stock including 1,500,000 shares issuable upon the exercise of currently exercisable options held by Mr. Leiva and 4,290,000 shares held by Mr. Leiva's wife.

     (b) Percent of Class: 35.6%

     (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote: Owned:9,598,609 shares of Common Stock including 1,500,000 shares issuable upon the exercise of currently exercisable options held by Mr. Leiva.

              (ii) Shared power to vote or to direct the vote: 4,290,000 shares of Common Stock held by Mr. Leiva's wife.

              (iii) Sole power to dispose or to direct the disposition of Owned:9,598,609 shares of Common Stock including 1,500,000 shares issuable upon the exercise of currently exercisable options held by Mr. Leiva.

              (iv) Shared power to dispose or to direct the disposition of:
4,290,000 shares of Common Stock held by Mr. Leiva's wife.

Items 5 - 10: Inapplicable
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                                                                   Page 4 of 4



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 4, 1999

                                                  /s/ Diego Leiva
                                                  -----------------------------
                                                  Diego Leiva
                                                  Chairman of the Board,
                                                  Chief Executive Officer and
                                                  President